Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 22, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11784
Inflation Hedge Portfolio, Series 59
(the “Trust”)
CIK No. 2032823 File No. 333-282143

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes that the Portfolio Selection Process does not include parameters on the percentage of the portfolio that is common stocks, ETFs, and ETPs, or the percentage of the portfolio that will invest in the energy, materials, agriculture, REITs, commodities, and fixed income sectors. Consider repurposing the language from the prior series response that “The Sponsor does not necessarily intend to allocate specific percentages of the portfolio to investments in common stocks, ETFs, and ETPs, or to the energy, materials, agriculture, REITs, commodities, and fixed income sectors.”

Response:In accordance with the Staff’s comment, the following disclosure has been added to the end of the first paragraph of the Portfolio Selection Process:

The Sponsor does not allocate specific percentages of the portfolio to investments in Common Stocks, ETFs, or ETPs. See the “Schedule of Investments” for a percentage breakdown of the Trust’s portfolio.

2.If any of the ETFs or ETPs in the Trust’s portfolio are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, please add disclosure addressing the potential conflicts arising from and benefits to First Trust Advisors L.P. from the Trust’s investment in such ETFs or ETPs.

Response:If the Trust has exposure to any ETFs or ETPs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon